Exhibit 99.1

Arrival Annual General Meeting and Extraordinary General Meeting Approved All Proposals Today

June 3, 2022

LUXEMBOURG, June 03, 2022 (GLOBE NEWSWIRE) — Arrival, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and registered with the Luxembourg register of commerce and companies (Registre de commerce et des sociétés, Luxembourg) under number B 248209 (“Arrival” or the “Company”) (NASDAQ: ARVL) held both its annual general meeting of shareholders (the “AGM”) and an extraordinary general meeting of shareholders (“EGM”) today, and shareholders approved all of the resolutions proposed by Arrival board of directors.

AGM

The AGM approved, among others, the annual accounts and consolidated annual accounts of Arrival for the financial year ended 31 December 2021 and re-elected Frank Peter Cuneo and Yun Seong Hwang as class A directors. All resolutions set out in the convening notice published on 7 May 2022 were duly passed, including approval of:

(i)	receipt of the report of the approved statutory auditor of the Company on the annual accounts as at 31 December 2021;

(ii)	the consolidated management report and the consolidated audit report of the Company on the annual accounts as at 31 December 2021;

(iii)	the annual accounts for the year ended 31 December 2021;

(iv)	the allocation of the result of the year ended 31 December 2021;

(v)	the consolidated accounts as at 31 December 2021;

(vi)	the remuneration of the directors of the Company;

(vii)	the appointment by the board of directors of the Company of Yun Seong Hwang as class A director in replacement of Jae Chang Oh;

(viii)	discharge to the directors and to the approved statutory auditor of the Company;

(ix)	the re-appointment of Frank Peter Cuneo and Yun Seong Hwang as class A directors of the Company, whose mandate ended following the AGM, for the period to end on 31 December 2024;

(x)	the re-appointment the current approved statutory auditor of the Company.

Further details can be found in the minutes of the AGM available on Arrival’s website: https://arrival.gcs-web.com/financial-information/shareholder-meetings/

EGM

The EGM approved the change of currency of the issued share capital of Arrival from euro to United States dollars by applying the EUR/USD exchange rate published on the website of the European Central Bank on 2 June 2022 (the “Exchange Rate”). All resolutions set out in the convening notice published on 7 May 2022 were duly passed, including approval of:

(i)	the abolishment of the nominal value of all shares issued by the Company, so that the value of each share will forthwith be its accounting par value;

(ii)	the change of the currency of the issued capital of the Company from euro to United States dollars by applying the Exchange Rate;

(iii)

the conversion of the existing issued capital amounting to sixty-five million seven hundred sixty-six thousand one hundred seven euro and seventy cent (EUR 65,766,107.70) into its equivalent amount in United States dollars as per the Exchange Rate, rounded down to the nearest cent;

(iv)

the conversion of the existing authorised capital of the Company (including the issued share capital) amounting to two hundred seventy million euro (EUR 270,000,000.-) into its equivalent amount in United States dollars as per the Exchange Rate, rounded down to the nearest cent;

(v)	the amendment of the first paragraph of article 5 and the first paragraph of article 6 of the articles of association of the Company, in order to reflect the foregoing items of the agenda.

Further details can be found in the minutes of the EGM available on Arrival’s website: https://arrival.gcs-web.com/financial-information/shareholder-meetings/

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions—produced by local Microfactories. Six years and over 2,000 people later, we are driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our unique new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company—all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Media Contacts For Arrival

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